EXHIBIT 99.2
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[GRAPHIC AND PHOTOGRAPHS OMITTED]                     [LOGO - CANADIAN NATURAL]

                                                            PRESS RELEASE
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                       CANADIAN NATURAL RESOURCES LIMITED
                  PRICES US$700 MILLION IN 10 AND 30 YEAR NOTES
           CALGARY, ALBERTA - AUGUST 10, 2006 - FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited ("Canadian Natural" or the "Company") announces today that it has priced US$250 million principal amount of 6.00% unsecured notes due August 15, 2016 and US$450 million principal amount of 6.50% unsecured notes due February 15, 2037 which have been sold to investors in the United States. The 6.00% unsecured notes were sold at a price of 99.785% per note to yield 6.029% to maturity. The 6.50% unsecured notes were sold at a price of 99.344% per note to yield 6.55% to maturity.

Net proceeds from the sale of the notes will be used primarily to repay bank indebtedness. The Company has been rated by three rating services: Baa1 by Moody's Investors Service, Inc. with a stable trend; BBB+ by Standard & Poor's Corporation with a negative outlook; and BBB (high) with a stable trend by Dominion Bond Rating Service Limited. Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. acted as joint book running managers for the offering. RBC Capital Markets, CIBC World Markets, Scotia Capital, BMO Capital Markets, BNP PARIBAS, Banc of America Securities LLC, Deutsche Bank Securities, Lazard Capital Markets, and Daiwa Securities America Inc. acted as co-managers.

The sale of the notes was the first issuance under the short form base shelf prospectus dated June 3, 2005 which allows for the issuance of debt securities in an aggregate principal amount of up to US$2 billion.

THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE OR OTHER JURISDICTION.

CANADIAN NATURAL HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS CANADIAN NATURAL HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT CANADIAN NATURAL AND THIS OFFERING. A COPY OF THE PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS RELATING TO THESE SECURITIES MAY BE OBTAINED FROM CITIGROUP CORPORATE AND INVESTMENT BANKING, BROOKLYN ARMY TERMINAL, 140 58TH STREET, 8TH FLOOR, BROOKLYN, NY 11220 (TOLL-FREE: 1-877-858-5407), OR FROM J.P. MORGAN SECURITIES INC., 1 CHASE MANHATTAN PLAZA, FLOOR 5B, NEW YORK, NY 10081(COLLECT: 1-212-834-4533).

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.


For further information, please contact:


                      CANADIAN NATURAL RESOURCES LIMITED
                          2500, 855 - 2nd Street S.W.
                               Calgary, Alberta
                                    T2P 4J8

                                      ALLAN P. MARKIN                   DOUGLAS A. PROLL
TELEPHONE: (403) 514-7777                    Chairman        Chief Financial Officer and
FACSIMILE: (403) 517-7370                                 Senior Vice-President, Finance
EMAIL:     ir@cnrl.com               JOHN G. LANGILLE
WEBSITE:   www.cnrl.com                 Vice-Chairman                    COREY B. BIEBER
                                                                          Vice-President,
TRADING SYMBOL - CNQ                    STEVE W. LAUT                 Investor Relations
Toronto Stock Exchange                  President and
New York Stock Exchange       Chief Operating Officer



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Certain  information  regarding  the Company  contained  herein may  constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements.
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